UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2023

Commission File Number: 001-41413

UNITED MARITIME CORPORATION
(Translation of registrant’s name into English)

154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of United Maritime Corporation (the “Company”) dated January 3, 2023, titled “United Maritime Announces Completion of Previously Announced Tanker Sale and Acquisition of Two Capesize Bulkers.”

More particularly, the Company announced that it has successfully completed the delivery of the 2008-built LR2 product tanker, M/T Minoansea, to her new owners and that it has entered into definitive agreements to acquire two Capesize vessels from Seanergy Maritime Holdings Corp. (“Seanergy”), a related party of the Company, for an aggregate purchase price of US$36.25 million. The aggregate purchase price of the vessels was based on the average of three independent broker valuations. The first Capesize bulk carrier is the M/V Tradership, with a cargo-carrying capacity of 176,925 dwt built in 2006 by Namura Shipbuilding in Japan. The vessel is chartered by a major European charterer for a period until minimum June 2023 up to maximum October 2023, at an index-linked rate. The second Capesize bulk carrier is the M/V Goodship, with a cargo-carrying capacity of 177,536 dwt built in 2005 by Mitsui Engineering & Shipbuilding in Japan. The vessel is chartered by an international charterer for a period until minimum June 2023 up to maximum December 2023, at an index-linked rate. The Company expects to take delivery of the vessels in the first quarter of 2023, subject to the satisfaction of certain customary closing conditions. Furthermore, the purchase of the M/V Tradership and the M/V Goodship was made pursuant to the Company’s exercise of a right of first offer granted to it by Seanergy for the sale of the latter’s Capesize vessels, pursuant to an agreement entered into between the Company and Seanergy on July 5, 2022. The acquisition was approved by a special independent committee of the Company’s Board of Directors. The Company has also reached an agreement with the existing lender of the recently sold M/T Minoansea pursuant to which the US$15.2 million loan secured by this vessel will remain available to fund part of the acquisition cost of the M/V Tradership and the M/V Goodship under substantially the same terms. The definitive documentation for such agreement is currently under negotiation with the Company’s lender. The balance of the acquisition price of the two Capesize vessels is expected to be funded through cash on hand.

In addition, the Company’s Compensation Committee has approved the amendment and restatement of the Company’s 2022 Equity Incentive Plan (the “Plan”) to increase the aggregate number of common shares reserved for issuance under the Plan to 2,000,000 shares, and granted awards under the Plan to the Company’s directors, executive officers, and certain non-executive employees of an aggregate of 700,000 restricted common shares, approximately one-third of which number of restricted common shares vests on December 28, 2022, being the grant date, June 5, 2023 and October 5, 2023.  As of January 5, 2023, 8,295,243 of the Company’s common shares are issued and outstanding, reflecting these issuances pursuant to the plan, the repurchase of shares under the Company’s previously-announced share repurchase plan, and the exercise of the Company’s outstanding Class A Warrants to purchase 373,030 common shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED MARITIME CORPORATION
(Registrant)

	By:	/s/ Stamatios Tsantanis
	Name:	Stamatios Tsantanis
	Title:	Chief Executive Officer

Date: January 6, 2023